

March 25, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of
T. Rowe Price Exchange-Traded Funds, Inc., under the Exchange Act of 1934:

- T. Rowe Price Capital Appreciation Premium Income ETF

- T. Rowe Price Hedged Equity ETF

Sincerely,

Craig A. Martin (signature)

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com